TransAKT Ltd.
Unit 8, 3/F., Wah Yiu Industrial Centre
30-32 Au Pui Wan Street, Fo Tan, N.T. Hong Kong

December 21, 2015

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Larry Spirgel,
Assistant Director

Dear Sirs, Mesdames:

Re:	TransAKT Ltd.
Preliminary Information Statement on Schedule 14C
Filed December 1, 2015
File No. 000-50392

We write in response to your letter of December 8, 2015 regarding the above referenced preliminary information statement on Schedule 14C. Concurrently with this response we have filed an amendment to the information statement to update certain information regarding the security ownership of management, and to amend disclosure regarding the procedure for completion of the reverse stock split approved by our shareholders. For your ease of reference, our responses to your comments are numbered below in a corresponding manner:

General

1.

We note your disclosure that the holder of the majority of outstanding shares provided approval by written consent for the reverse stock split. However, according to your beneficial ownership table no party owns a majority of the shares. Please specify who provided written consent for this action and additionally revise the beneficial ownership table accordingly.

Response: The written consent for the reverse stock split was obtained from the following shareholders:

ShareholderName	Security	TotalShares	Percentage
LiuJu–Wen	Common	39,119,400.0	6.38%
ChangMing–Shao	Common	28,016,666.0	4.57%
Yuk–ChingTam	Common	28,000,000.0	4.56%
JingtianHe	Common	28,000,000.0	4.56%
AuYeungKamHung	Common	26,700,000.0	4.35%
Kang–WingHo	Common	25,000,000.0	4.08%
Ming–HueiHung	Common	22,500,010.0	3.67%
Chi–Ming(James)Wu	Common	17,485,862.0	2.85%
JiaxianHe	Common	15,000,000.0	2.45%
HungChiaChing	Common	22,000,000.0	3.59%
HuangChiang–Shui	Common	11,000,000.0	1.79%
LinHsieh–Tung	Common	10,000,000.0	1.63%
HsiehChi–Hsien	Common	7,650,000.0	1.25%
JunboWang	Common	5,000,000.0	0.82%
JianfengLiang	Common	5,000,000.0	0.82%
Ming–ShengSu	Common	4,200,000.0	0.68%
TsaoChih–Ming	Common	4,146,264.0	0.68%
TsengMing–Chih	Common	4,035,000.0	0.66%
Chi–WahYam	Common	2,500,000.0	0.41%
Wei–ChungLiu	Common	5,000,000.0	0.82%
Rung–HuaChen	Common	2,000,000.0	0.33%
		312,353,202.0	50.95%

Please note that, other than Liu Ju-Wen, who was included in the beneficial ownership table, none of the shareholders in question hold in excess of five percent outstanding common shares. We have not therefore included any additional shareholders in our beneficial ownership table.

We trust the foregoing is in order, however please contact the undersigned should you required additional information. The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

TRANSAKT LTD.

Per:	/s/Yam Chi-Wah
Mr. Yam Chi-Wah
Chief Financial Officer